EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Ovid Therapeutics Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-218167) on Form S-8 of Ovid Therapeutics Inc. of our report dated March 29, 2018, with respect to the balance sheets of Ovid Therapeutics Inc. as of December 31, 2017 and 2016, and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the "financial statements") which report appears in the December 31, 2017 annual report on Form 10-K of Ovid Therapeutics Inc.

/s/ KPMG LLP

New York, New York

March 29, 2018